

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2022

Teck Chia
Chief Executive Officer
CBL International Ltd
Suite 19-9-6, Level 9, UOA Centre
No. 19 Jalan Pinang
50450 Kuala Lumpur, Malaysia

> **Re: CBL International Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed September 7, 2022**
> **File No. 333-267077**

Dear Mr. Chia:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2022 letter.

Amendment No. 1 to Form S-1 filed September 7, 2022

Summary Consolidated Financial Data, page 14

1. Please revise your summary financial data to include the financial data as of and for the six months ended June 30, 2022 and 2021.

       You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services